PROSPECTUS

                                3,300,000 Shares
                                  Common Stock

                              INFINITE GROUP, INC.

      This prospectus may be used only in connection with resales of our common stock by Cockfield Holdings Limited, a British Virgin Islands corporation and Jesup & Lamont Securities Corporation. Cockfield will receive shares of our common stock under the equity line of credit agreement described in this prospectus and upon the exercise of warrants. Jesup & Lamont will receive shares of our common stock upon the exercise of warrants granted to it as a placement agent fee. The shares of common stock covered by this prospectus constitute 98% of our issued and outstanding common stock as of January 30, 2001.

      We will not receive any proceeds from the sale of shares by the selling stockholders. However, we will receive the proceeds from the sale of shares of our common stock to Cockfield under the equity line of credit agreement and the exercise price payable upon the exercise for cash of the warrants held by Cockfield and Jesup & Lamont.

      The selling stockholders may sell shares of our common stock from time to time on the Nasdaq SmallCap Market at the prevailing market price or in private, negotiated transactions. The shares will be sold at prices determined by the selling stockholders. The selling stockholders may sell the shares through broker-dealers who may receive compensation from the selling stockholders in the form of discounts or commissions. Cockfield is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our shares. We will pay the costs of registering the shares covered by this prospectus, including our legal fees.

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IMCI." The last reported sale price of our common stock on the Nasdaq SmallCap Market on January 30, 2001 was $3.50 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        Prospectus dated February 2, 2001

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
Prospectus Summary...........................................................3
Risk Factors................................................................10
Special Note Regarding Forward-Looking Statements...........................17
Use of Proceeds.............................................................18
Price Range of Our Common Stock.............................................19
Dividend Policy.............................................................20
Capitalization..............................................................20
Dilution....................................................................21
Equity Line Of Credit Agreement.............................................22
Selling Stockholders........................................................27
Plan of Distribution........................................................28
Description of Capital Stock................................................32
Where You Can Find More Information.........................................35
Incorporation of Information by Reference...................................35
Material Changes............................................................36
Legal Matters...............................................................36
Experts.....................................................................36

                          ----------------------------

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover.

      References in this prospectus, and the documents incorporated by reference in this prospectus, to "Infinite," "we," "our," and "us" refer to Infinite Group, Inc., a Delaware corporation. We maintain web sites at www.infinite-group.com, www.laserfare.com, www.infinitephotonics.com, www.expresspattern.com and www.expresstool.com. None of the information contained in any of our web sites constitute part of this prospectus.

      We own various intellectual property rights to our name and the names of our subsidiaries, as well as the Infinite Group logo. This prospectus also contains trademarks and tradenames belonging to other persons.

                               PROSPECTUS SUMMARY

      This summary highlights information contained or incorporated by reference elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                              INFINITE GROUP, INC.

      Our business has two segments, the Laser and Photonics Group and the Plastics Group. We sell products and services in the fields of material processing, advanced manufacturing methods, high productivity production mold building and laser-application technology. Our Laser and Photonics Group provides comprehensive laser-based materials and processing services. Our Plastics Group provides rapid prototyping services and proprietary mold building services.

The Laser and Photonics Group

      We are a leading provider of applied photonics. Specifically, we provide high value, laser-based manufacturing services to industrial customers. We use laser driven technologies that enable cost effective component fabrication for customers in the aerospace, defense, medical, telecommunications and sensing industries. Through industry and government funded research, we have developed proprietary manufacturing techniques that, we believe, have established us as a valued supplier of engineered components. These skill sets range from classical laser materials processing to state of the art injection molding tooling technology.

      Photonics is the science of generating and harnessing light to do useful work. Lasers and fiber optics are the best known expressions of photonics technology. According to Lucent Technologies' Vision Statement: "Optical technology will be as important to the 21st Century as electricity was to the 20th Century."

      Photonic technologies use light to:

      o     deposit materials;

      o     detect, transmit, store and process information;

      o     generate energy; and

      o     capture and display images.

      The basic unit of light is the photon, while in electronics it is the electron. Because photons are massless and travel faster than electrons, photonic devices can be smaller and significantly faster than electronic devices. For example, replacing electronics (copper wire) with photonics (fiber optic cable) boosts the capacity of telecommunications transmission lines by a factor of 10,000.

      Photonic components are the "enabling technology" in many familiar consumer products including CD-ROM players, digital cameras, displays on laptop computers and calculators, fiber optic cable for telephones, cable television, and networked computer systems. In industry, photonics "eyes" enable robots to "see." Photonics is also found in semiconductor manufacturing as well as analytical and process-monitoring applications. In medicine, photonics is at the core of diagnostic instrumentation, laser microsurgery, and filmless real-time imaging.


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

Our Evolution in Applied Photonics

      Since their invention in the early 1960's, lasers have played an increasingly important role in manufacturing through processes including welding, cutting, drilling, and engraving. Laser Fare, one of our subsidiaries, was formed in 1978 to provide these services and has established itself as a leading provider in that area. One of our founders was the immediate past president of the Laser Institute of America, a not-for-profit trade group representing the photonics industry.

      In the last several years improvements in laser performance and new adaptations of their use have enabled the development of a number of new manufacturing processes. These processes not only provide significant improvements over older generation laser processes, but permit the manufacture of products that previously could not be produced on a cost-effective basis. Through our Laser Fare Advanced Technology Group ("ATG"), the research and development unit within Laser Fare, we have played a key role in developing several laser processes and, as a result, have developed a portfolio of intellectual property rights. We are focusing our future business development efforts and our future growth in these new areas.

Our Strategic Alliance Partners and Consortia

      As a result of our expertise in the field of applied photonics, we have established strategic alliances with a number of private sector companies, academic institutions and public/private consortia. For example, our expertise in the area of direct write and grating coupled surface emitting lasers ("GCSEL") has made possible our alliances with Cutting Edge Optronics, Inc., Triton Systems Inc. and the University of Connecticut. We are also a member of the LENS(R) CRADA (Laser Engineered Net Shaping -- Cooperative Research and Development Agreement) at Sandia National Laboratories. Other members of LENS(R) CRADA include Ford Motor, Motorola, Lockheed Martin, and others. In addition, we serve on three DARPA MICE (Defense Advanced Research Projects Agency -Mesoscopic Integrated Conformal Electronics) teams along with Optomec, CMS Technetronics and the State University of New York at Stonybrook. Substantially all of our research and development is funded by third parties. We believe this strategy provides us with a built-in customer base and market. Generally, we retain the rights to intellectual property developed in our fields of use.

Our Services

      We use lasers to either subtract metals from a block of metal (known as, precision laser materials processing) or to add or deposit metals (known as laser material deposition processing). The subtractive process uses lasers to cut away, drill or weld metals to form a part. The additive process uses lasers to add or build metals on to a surface. Both processes can be used for a wide variety of commercial applications, including:

      o     Large parts ("macroscale"), such as jet engine components;

      o Handheld parts ("mesoscale"), such as GPS (global positioning system) antennas and sensors;

      o Barely visible or not visible to the human eye size parts ("microscale"), such as medical stents used in angioplasty, gratings for tunable lasers in telecommunications, and circuitry for next generation electronics, sensors and medical devices.


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

      Our services can be grouped into three major categories:

      1. Precision Laser Materials Processing. Improved performance of lasers has allowed classic laser materials processing, such as cutting and welding, to be done at the micro-level. For example, through our Laser Fare and Mound Laser and Photonics Center, another of our subsidiaries, we believe we have superior technological capabilities in this area. Current applications include:

            Micro Machining -- Both Laser Fare and Mound provide laser machining on a micro scale. For example, we currently manufacture medical devices, such as stents. Stents are sections of small stainless steel tubing, most of which have been machined away to leave a mesh which can be expanded once the surgeon has inserted it into an artery. The stent is used to hold open an artery once an angiogram has been performed.

            Macro Machining -- Laser Fare is a leading provider of laser material processing services to the aerospace, gas turbine, automotive, and medical industries.

      2. Laser Material Deposition Processing. LENS(R) CRADA has developed a number of methods, many with our involvement, to deposit controlled amounts of a metal material on a selected surface. Our Laser Fare, Mound Laser and Photonics Center and Express Pattern subsidiaries have developed and continue to develop high value manufacturing services in this area. Examples of laser material deposition processes, or additive processes, include:

            LENS Process -- The LENS(R) CRADA process was developed at Sandia
                  National Laboratories by a consortium of companies of which we are a part. As a result, we have an irrevocable, fully-paid nonexclusive, world-wide license for the technology developed under this program. Laser Fare has entered into contracts for macro applications relating to this process. These applications include depositing metals for the overhaul and repair of military and high value commercial parts, such as aerospace parts. We have also begun building mesoscale parts for such diverse applications as titanium golf club heads and titanium spinal medical devices. Micro applications include small fractal antenna fabricated using silver alloys for handheld GPS (global positioning systems), and other wireless applications.

                  Furthermore, the design, manufacture and marketing of wireless devices is standardized under industry conventions, known as the Bluetooth conventions, in a manner similar to those set for traditional telecommunications applications under the Bellcore standards. We expect to be able to deploy laser direct write technologies to address wireless components.

            Pulsed Laser Deposition -- This is a proprietary process developed by Mound Laser and Photonics Center to bond one metal to a different metal using lasers. For example, we can bond very thin layers of titanium to other metals for high temperature superconductors (HTS) used in satellite electronics and other applications.

            Rapid Prototyping -- Express Pattern and ATG use a variety of additive techniques to provide rapid prototyping services to industrial customers. These services enable


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

                  customers to reduce risk in product development by providing fast, low cost prototypes that allow designs to be tested before large investments in tooling are made.

      3. Laser-related Contract Research and Development. We continue research and development in both additive and subtractive laser material processes, as well as GCSEL and diode lasers. We are both a prime contractor and subcontractor to several projects sponsored by DARPA. We are subcontractors on three of DARPA's MICE programs. Other projects include acoustic bandgap research for the U.S. Naval Underwater Warfare Center ("NUWC") and Electric Boat, as well as photonic bandgap and high temperature superconductor ("HTS") research for the U.S. Air Force Research Laboratory ("AFRL"). We also have an agreement with the National Center for Manufacturing Sciences to provide higher quality metal part repairs at a lower cost than traditional methods under NCMS's Commercial Technologies for Maintenance Activities Program. This program enables the cost-effective repair of parts that previously would have been discarded at significant cost to military and commercial users. NCMS is a not-for-profit cooperative research consortium and is funded by the Department of Defense as well as over 175 corporations in the United States and Canada.

            We are also working with researchers at the Photonics Research Center at the University of Connecticut and at the Ioffe Institute in St. Petersburg, Russia on grating coupled surface emitting lasers. The AFRL funds this work.

      We intend to continue to use a combination of direct sales to customers, contract research and development for new and existing customer applications and early stage prototype assistance to foster our growth and satisfy specific customer requirements. We will continue to provide these customers with traditional and advanced manufacturing services to fabricate their components in the most cost-effective manner.

The Plastics Group

      Our Plastics Group provides rapid prototyping services through our Express Pattern subsidiary, and builds both conventional precision molds and our proprietary Express Tool molds at our Osley & Whitney subsidiary. We believe the Express Tool process provides superior thermal management properties over conventional tooling. Better thermal management allows parts to be ejected from the molds more quickly than by conventional means, which reduces part distortion and the cost per part. The process resulted from a research contract in advanced manufacturing methods at our Laser Fare ATG research facility conducted for Hasbro. Hasbro retains the rights to the process for the toy and game industry. We have the intellectual property rights in other fields of use. Once in production, the process was moved to Osley & Whitney in order to service our customers. Osley & Whitney is a 50 year-old precision mold builder that services a blue ribbon list of manufacturers. In addition to their customers, they also provide manufacturing support to some Laser and Photonic Group customers.

                       The Equity Line of Credit Agreement

      On November 20, 2000 we entered into an equity line of credit agreement with Cockfield Holdings Limited. The purpose of the equity line of credit is to provide us with a source of funding for our current activities and for the development of our current and planned products. The equity line of credit agreement establishes what is sometimes referred to as an equity drawdown facility. Under the equity line of credit agreement we have the right to sell to Cockfield up to 3,000,000 shares of our common stock. This prospectus covers those shares as well as an additional 300,000 shares underlying warrants granted to Cockfield and Jesup & Lamont in connection with the equity line of credit agreement. The total number of shares covered by this prospectus, 3,300,000, represents 98% of our issued and outstanding common stock as of January 30, 2001.

      Under the equity line of credit agreement, Cockfield has agreed to purchase up to 3,000,000 shares of our common stock during the 36-month period following the effective date of the registration statement to which this prospectus relates. During this 36-month period, we may request a drawdown under the equity line of credit by selling shares of our common stock to Cockfield, and Cockfield will be obligated to purchase the shares we put to them. The minimum amount we can draw down at any one time is $200,000. The maximum amount we can draw down at any one time will be determined at the time of the drawdown request under a formula contained in the equity line of credit agreement, but cannot be more than $5,000,000. We may request a drawdown once every 20 trading days, although we are under no obligation to request any drawdowns.

      In order to exercise our drawdown rights under the equity line of credit agreement, we must have an effective registration statement on file with the Securities and Exchange Commission registering the resale of the shares of our common stock that may be sold to Cockfield. We must also give at least 20 business days advance notice to Cockfield of the date on which we intend to exercise a particular put right and we must indicate the maximum number of shares of our common stock that we intend to sell to Cockfield. At our option, we may also designate a maximum dollar amount of our common stock that we will sell under the put and/or a minimum purchase price per share at which Cockfield may purchase shares under the put. The maximum amount may not to exceed the lesser of a) $5,000,000 or b) fifteen percent (15%) of the weighted average price of our common stock during the 20 trading days immediately prior to the put date, multiplied by the total trading volume of our common stock during the 20 trading days immediately prior to that date.

      During the 20 trading days following a drawdown request, we will calculate the number of shares we will sell to Cockfield and the price per share. The purchase price per share of common stock will be at a discount to the daily volume weighted average price of our common stock during the 20 trading days immediately following the drawdown date. On each of the 20 trading days during the calculation period, the number of shares to be purchased by Cockfield will be determined by dividing 1/20th of the drawdown amount by the purchase price on each trading day. If we designate a minimum purchase price in our drawdown request and the daily volume weighted average price for our common stock on any trading day during the 20 trading day calculation period is below the minimum threshold price, and Cockfield elects not to purchase shares at the minimum threshold price, then the drawdown amount will be reduced by 1/20th.

      For each share of our common stock, Cockfield will pay us 87.5% of the volume weighted market price for a share of our common stock during the 20-day trading period following the exercise of a put. The percentage will increase to 90% if we move our principal market to the Nasdaq National Market or to 91% if we move our principal market to the New York Stock Exchange. It will decrease to 84% if our common stock is delisted from the Nasdaq SmallCap Market. Market price is defined as the volume weighted average price for our common stock (as reported by Bloomberg Financial LP using its VAP function) on its principal market during the pricing period. The pricing period is defined as the 20 day trading period immediately prior to the day we exercise our put right.

      Cockfield will pay for the shares on the 22nd trading day following the drawdown request. We will receive the purchase price less a brokerage fee payable to Jesup & Lamont ranging between 4.25% and 4.75% of the aggregate purchase price, depending on the dollar volume of the transaction. Jesup & Lamont is the placement agent that introduced Cockfield to us and is a registered broker-dealer.

      At the closing of each drawdown, we will also grant Cockfield warrants to purchase a number of shares of our common stock equal to 33% of the number of shares purchased by Cockfield at the closing of the drawdown. These unit warrants will expire one day after they are granted and will have an exercise price equal to the weighted average of the purchase price of a share of our common stock purchased at the closing of each drawdown. The 3,000,000 shares available under the equity line of credit will be reduced by the number of shares issued as a result of the exercise of these unit warrants.

      The equity line of credit agreement prevents us from drawing down funds and issuing the corresponding shares of common stock to Cockfield if the issuance would result in Cockfield beneficially owning more than 9.9% of our then outstanding shares of common stock. In addition, the listing requirements of the Nasdaq SmallCap Market prohibit us from issuing 20% or more of our issued and outstanding shares of common stock in a single transaction at a price less than the greater of market value or book value unless we get stockholder approval. Accordingly, we intend to seek stockholder approval to issue the shares of our common stock contemplated by the equity line of credit agreement.

      As consideration for establishing the equity line of credit, we granted Cockfield warrants to purchase up to 200,000 shares of our common stock. As consideration for the services rendered by Jesup & Lamont as placement agent in connection with the equity line of credit, we granted Jesup & Lamont warrants to purchase up to 100,000 shares of our common stock. These warrants, covering 300,000 shares of our common stock, are exercisable at any time prior to November 20, 2003, for $3.135 per share.

      We will not receive any of the proceeds from the sale of our common stock by the selling shareholders. If the 300,000 warrants are exercised in full, we would receive gross proceeds of $940,500. Neither Cockfield nor Jesup & Lamont are obligated to exercise these warrants.

      We are registering the 3,000,000 shares of our common stock issuable to Cockfield under the equity line of credit agreement and the 300,000 shares of our common stock underlying the warrants that have been granted to Cockfield and Jesup & Lamont. All 3,300,000 shares covered by this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling stockholders. The number of shares covered by this prospectus represents 98% of our issued and outstanding common stock as of January 30, 2001. We will prepare and file amendments and supplements to the registration statement as are necessary to maintain the registration statement effective until Cockfield has sold all of the shares of our common stock covered by this prospectus or until those shares can be sold under an appropriate exemption from registration, whichever is earlier. We have agreed to bear the expenses of registering the shares, including our legal fees, but not the expenses associated with selling the shares, such as broker discounts and commissions.

--------------------------------------------------------------------------------

      We were incorporated under the laws of the state of Delaware on October 14, 1986. On January 7, 1998, we changed our name from Infinite Machines Corp. to Infinite Group, Inc. Our principal executive offices are located at 2364 Post Road, Warwick, RI 02886 and our facsimile number is (401) 738-6180. Our subsidiaries are located in Rhode Island, Massachusetts, Ohio and Illinois. We maintain sites on the world wide web at www.infinite-group.com, www.laserfare.com, www.infinitephotonics.com, www.expresstool.com and www.expresspattern.com. Information contained on any of our websites do not constitute a part of this prospectus.

--------------------------------------------------------------------------------


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

                                  THE OFFERING

Shares of our common stock offered by
  the selling stockholders............   3,300,000

Offering price........................   To be  determined  at the  time of sale
                                         by the selling stockholders

Common stock outstanding:
     Before the offering..............   3,482,168 (1)
     After the offering...............   6,782,168 (1)(2)

Use of proceeds.......................   We will not receive any proceeds from
                                         sales by the selling stockholders.
                                         However, we will receive the proceeds
                                         from any sale of common stock to
                                         Cockfield under the equity line of
                                         credit agreement and upon the exercise
                                         of warrants held by the selling
                                         stockholders when, and if, they pay the
                                         exercise price in cash. We expect to
                                         use substantially all the net proceeds
                                         for general corporate purposes,
                                         including working capital, research and
                                         development and expansion
                                         of sales and marketing activities.

Risk factors..........................   Investing in our common stock involves
                                         a high degree of risk and immediate
                                         dilution. You should not purchase the
                                         common stock unless you can afford the
                                         complete loss of your investment.
                                         Before purchasing our common stock, you
                                         should review carefully and consider
                                         all information contained in this
                                         prospectus, particularly the items
                                         under the section entitled "Risk
                                         Factors."

Nasdaq SmallCap Market symbol.........   IMCI

----------
(1)   As of January 30, 2001. Excludes:
      o 984,429 shares of common stock covered by stock options previously granted under our stock option plan.
      o 1,187,691 shares of common stock available for future grants under our stock option plan.
      o 709,975 shares underlying outstanding warrants (other than the 300,000 warrants granted to the selling stockholders).
      o 91,130 shares held in treasury stock and 31,250 shares that have been subscribed for but for which we have not yet received payment under a subscription agreement.
(2) Assumes of all of the shares of our common stock covered by this prospectus, including those underlying the 300,000 warrants issued to the selling stockholders, are sold.


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

                                  RISK FACTORS

      A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have experienced losses in the current and prior years and we anticipate that we will continue to generate losses for the foreseeable future.

      Our operations to date have not been profitable. As of September 30, 2000 we had an accumulated deficit of $19.5 million. We expect to continue operating at a loss during the current fiscal year and for the foreseeable future. These losses are primarily attributable to low margins in our injection molding and laser processing businesses and the significant costs and expenses associated with manufacturing and marketing many of our other laser technology services as well as our general and administrative expenses. Other factors that could adversely affect our operating results include:

      o     the cost of manufacturing scale-up and production;

      o introduction of new products and product enhancements by us or our competitors;

      o     changes in applied photonics technologies; and

      o     changes in general economic conditions.

We cannot assure you that our revenues will increase sufficiently to offset our operating costs or that, even if they do, that our operations will ever be profitable.

We are highly leveraged, which increases our operating deficit and makes it difficult for us to grow.

      As of September 30, 2000 we had current liabilities, including trade payables, of $4.0 million, and long-term liabilities of $5.2 million and a working capital deficit of $1.3 million. We continue to experience working capital shortages that materially impair our business operations and growth strategy. If we continue to incur debt and experience working capital limitations, our business, operations and financial condition will be materially adversely affected.

We depend on Cockfield to provide us with capital under the equity line of credit agreement.

      Our immediate financing needs depend on our ability to sell shares of our common stock to Cockfield under the equity line of credit agreement. There are a number of factors that could adversely affect our ability to sell shares of our common stock to Cockfield under the equity line of credit agreement, including:

      o Cockfield's ability or willingness to perform its obligations under the agreement;

      o The trading price and volume of our stock. If the market price is low or the volume is thin, we may not be able to sell a sufficient number of shares to meet our capital requirements; and


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

      o Our ability to sell more than 19.99% of our currently outstanding shares to Cockfield requires stockholder approval under the Nasdaq SmallCap Market corporate governance rules. There is no assurance that we will receive this approval.

We may require additional financing in the future, which may not be available on acceptable terms.

      Depending on the amount of money we raise under the equity line of credit agreement with Cockfield and our ability to generate additional revenues, we may require additional funds to expand our production capability, continue to develop new applications for our direct write technology and for working capital and general corporate purposes. At this time, we do not believe that product sales will reach the level required to sustain our operations and growth plans in the near term. Therefore, we are actively pursuing additional financing alternatives. However, other than the equity line of credit with Cockfield, we do not have any commitments for additional financing and we cannot assure you that any additional financing will be available or, if available, will be offered on acceptable terms. The equity line of credit agreement limits our ability to sell our securities to third parties at a discount to the market price during its term. Accordingly, if we need additional capital but are unable to draw down under the equity line of credit agreement for any reason, our access to capital may be limited. In addition, any additional equity financing may be dilutive to stockholders, and debt financings, if available, may involve restrictive covenants that further limit our ability to make decisions that we believe will be in our best interests. In the event we cannot obtain additional financing on terms acceptable to us when required, our operations will be materially adversely affected and we will have to cease or substantially reduce operations.

Some of our products and services are at an early stage of development and may not achieve market acceptance.

      Currently, our primary focus is to develop new commercial applications for GCSEL, diode laser and laser driven direct write technologies. Many of the benefits of GCSEL, diode laser and laser driven direct write technologies are not widely known. Therefore, we anticipate that we will need to educate our target markets to generate demand for our services and, as a result of market feedback, we may be required to further refine these services. In order to persuade potential customers to purchase our services, we will need to overcome industry resistance to, and suspicion of, new technologies. In addition, developing new applications for these technologies and other new technologies will require significant further research, development, testing and marketing prior to commercialization. We cannot assure you that commercial applications of these technologies can be successfully developed, marketed or produced.

Some of our current products and services have not been commercially successful.

      Our laser materials processing and mold building products and services do not generate a significant amount of revenue, even though they have been available for some time. In addition, most of our revenue from these businesses is generated from a limited number of customers. We cannot assure you that these customers will continue to purchase these products and services or that we will be able to expand the market for these products and services. Our resources available for sales and marketing activities are limited. Therefore, any material delay, retooling, cancellation or reduction in orders from the customers who purchase these products and services could have a material adverse affect on our business, operations and financial condition.


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

We have limited marketing and sales capabilities and must make sales in fragmented markets.

      Our future success depends, to a great extent, on our ability to successfully market our products and services. We currently have limited sales and marketing capabilities and experience and we will need to hire qualified sales and marketing personnel, develop additional sales and marketing programs and establish sales distribution channels in order to achieve and sustain commercial sales of our products. Qualified sales and marketing personnel in this area are in short supply and we cannot assure you that we will be able to hire them. In addition, our ability to successfully market our products and services is further complicated by the fact that our principal markets, laser photonics, telecommunications, aerospace and medical components, are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. We cannot assure you that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

We depend on the aerospace, laser photonic and medical device industries, which continually produce technologically advanced products.

      A majority of our sales are to companies in the aerospace, laser photonic, telecommunications and medical device industries, which are subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment and market demand, their products could become obsolete and the demand for our services could decline significantly. If we are unable to offer cost-effective, quick-response manufacturing services to customers, demand for our services will also decline. This would have a material adverse affect on our business, operations and financial condition.

Our industry is intensely competitive, which may adversely affect our operations and financial results.

      All our markets are intensely competitive and numerous companies offer conventional and laser driven products and services that compete with our products and services. We anticipate that competition for our products and services will continue to increase. Most of our competitors have substantially greater capital resources, research and development staffs, manufacturing capabilities, sales and marketing resources, facilities and experience. These companies, or others, could undertake extensive research and development in laser technology and related fields that could result in technological changes. Many of these companies also are primary customers for various components, and therefore have significant control over certain markets that we have targeted. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better products and services at a lower cost than our competitors could cause our net sales to decline. We cannot assure you that our competitors will not succeed in developing technologies in these fields which will enable them to offer laser services more advanced and less costly than those we offer or which could render our technologies obsolete.

Our products and services are subject to industry standards, which increases their cost and could delay or bar their commercial acceptance.

      Since some of our products and services are used in the telecommunications industry, they must comply with the Bellcore Testing standards for traditional equipment and/or Bluetooth standards for wireless devices. These standards govern the design, manufacture and marketing of these items. If we fail to comply with these standards, we will not be able to sell our products. We may encounter significant delays or incur additional costs in our efforts to comply with these industry standards.

We depend on our relationship with third parties to develop and commercialize new products.

      Our strategy for research and development and for the commercialization of our products contemplates a continuing relationship with various publicly and privately funded consortia and our existing relationships will continue with strategic partners, OEMs, licensees and others. We depend on these associations and relationships not only to underwrite our research and development efforts, but also for product testing and to create markets for our products and services. We cannot assure you that our existing relationships will continue or the extent to which the parties to such arrangements will continue to allocate time of resources to these strategic alliances. Similarly, we cannot assure you that we will be able to enter into new arrangements in the future. In addition, we cannot assure you that such agreements will progress to a production phase or, if production commences, that we will receive significant revenues as a result of these relationships. We cannot assure you that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

We have only limited manufacturing capabilities and our inability to continually manufacture products on a cost-effective basis would harm our business.

      We have limited production facilities and limited experience in manufacturing our product offerings. To the extent any of our existing or future products must be produced in commercially reasonable quantities, we will have to either develop that expertise quickly or outsource that function. Developing manufacturing capability is an expensive and time-consuming endeavor and we do not have the resources that are required for a full-scale manufacturing capability. Therefore, in all likelihood we will have to engage a third party to manufacture our products for us. In that event, we will depend on the manufacturer to produce high-quality products based on our specifications, on time and within budget. If we are unable to manufacture products in sufficient quantities and in a timely manner to meet customer demand ourselves or by others, our business, financial condition and results of operations will be materially adversely affected.

We depend on our intellectual property rights to provide us with a competitive advantage.

      Our ability to compete successfully depends, in part, on our ability to protect our products and technologies under United States and foreign patent laws, to preserve trade secrets and other proprietary information and technologies, and to operate without infringing the proprietary rights of others. We cannot assure you that patent applications relating to our products or potential products will result in patents being issued, that any issued patents will afford adequate protection or not be challenged, invalidated, infringed or circumvented, or that any rights granted will give us a competitive advantage. Furthermore, we cannot assure you that others have not independently developed, or will not independently develop, similar products and/or technologies, duplicate any of our product or technologies, or, if patents are issued to, or licensed by, us, design around such patents. We cannot assure you that patents owned or licensed and issued in one jurisdiction will also be issued in any other jurisdiction. In addition, we cannot assure you that we can adequately protect our proprietary technology and processes that we maintain as trade secrets. If we are unable to develop and adequately protect our proprietary technology and other assets, our business, financial condition and results of operations will be materially adversely affected.

We depend on the continued services of our key personnel.

      Our future success depends, in part, on the continuing efforts of our senior executive officers, Clifford G. Brockmyre II, Thomas Mueller, J. Terence Feeley and Bruce J. Garreau, who conceived our strategic plan and who are responsible for executing that plan. The loss of any of these key employees may adversely affect our business. At this time we do not have any term "key man" insurance on any of these executives other than a $1.7 million policy on Clifford G. Brockmyre II. If we lose the services of any of these senior executives, our business, operations and financial condition could be materially adversely affected.

We may have difficulties in managing our growth.

      Our future growth depends, in part, on our ability to implement and expand our financial control systems and to expand, train and manage our employee base and provide support to an expanded customer base. If we cannot manage growth effectively, it could have material adverse effect on our results of operations, business and financial condition. In 1999 we made two acquisitions and opened a new facility in Illinois. Acquisitions and expansion involve substantial infrastructure and working capital costs. We cannot assure you that we will be able to integrate our acquisitions and expansions efficiently. Similarly, we cannot assure you that we will continue to expand or that any expansion will enhance our profitability. If we do not achieve sufficient revenue growth to offset increased expenses associated with our expansion, our results will be adversely affected.

We must attract, hire and retain qualified personnel.

      As we continue to develop new products and as our business grows, significant demands will be placed on our managerial, technical, financial and other resources. One of the keys to our future success will be our ability to attract, hire and retain highly qualified engineering, marketing, sales and administrative personnel. Competition for qualified personnel in these areas is intense and we will be competing for their services with companies that have substantially greater resources than we do. We cannot assure you that we will be able to identify, attract and retain employees with skills and experience necessary and relevant to the future operations of our business. Our inability to retain or attract qualified personnel in these areas could have a material adverse effect on our business and results of operations.

We face potential product liability claims.

      The sale of our telecommunications, aerospace and medical products and services will involve the inherent risk of product liability claims by others. We maintain product liability insurance coverage. However, we cannot assure that the amount and scope of our existing coverage is adequate to protect us in the event that a product liability claim is successfully asserted. Moreover, we cannot assure you that we will continue to maintain the coverage we currently have. Product liability insurance is expensive, subject to various coverage exclusions and may not always be obtainable on terms acceptable to us.

Our stock price is volatile and could be further affected by events not within our control.

      The trading price of our common stock has been volatile and will continue to be subject to:

      o     Volatility in the trading markets generally;

      o     Significant fluctuations in our quarterly operating results;

      o Announcements regarding our business or the business of our competitors;

      o     Changes in prices of our or our competitors' products and services;

      o     Changes in product mix; and

      o Changes in revenue and revenue growth rates for us as a whole or for geographic areas, and other events or factors.

      Statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could also have an adverse effect on the market price of our common stock. In addition, the stock market as a whole has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many small cap companies and which often have been unrelated to the operating performance of these companies.

The price of our common stock may be adversely affected by the possible issuance of shares of our common stock under the equity line of credit agreement and as a result of the exercise of outstanding warrants and options.

      In addition to the 3,300,000 shares of our common stock covered by this prospectus, we have previously registered all of the shares of our common stock reserved for issuance under our stock option plan. To date, we have granted options covering 984,429 of these shares. In addition, we have issued warrants covering 709,975 shares of common stock. We have agreed with certain of these holders to register the shares underlying their warrants. As a result of the actual or potential sale of these shares into the market, our common stock price may decrease. In that event not only would you lose a portion of your investment, but we would probably find it more difficult to obtain additional financing.

Our stockholders may experience significant dilution as a result of stock issuances under the equity line of credit agreement.

      Under the equity line of credit agreement we will sell shares of our common stock to Cockfield at a price that may be below the market price of our stock at that time. As a result, these sales will dilute the interests of our existing stockholders. In addition, as the price of our common stock decreases, we will be required to issue more shares of our common stock for any given dollar amount invested by Cockfield. The more shares that are issued under the equity line of credit, the more our shares will be diluted and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock. Furthermore, for the life of any outstanding options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock. When the holders of these options and warrants exercise their rights to acquire shares of our common stock, the interests of the other stockholders will be diluted. In addition, the holders of the options and warrants can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable to us than those provided by such options or warrants.

Concentration of ownership

      As of January 30, 2001, our chief executive officer, Clifford G. Brockmyre II, is our largest stockholder, owning approximately 24% of our issued and outstanding shares of our common stock. Assuming all of the shares of our common stock covered by this prospectus are issued, Mr. Brockmyre will own 12%. In either event, Mr. Brockmyre, as a result, effectively controls all our affairs, including the election of directors and any proposals regarding a sale of the Company or its assets or a merger.

Some provisions in our charter documents and bylaws may have anti-takeover effects.

      Our certificate of incorporation and bylaws contain provisions that may make it more difficult for a third party to acquire us, with the result that it may deter potential suitors. For example, our board of directors is authorized, without action of the stockholders, to issue authorized but unissued common stock and preferred stock. The existence of undesignated preferred stock and authorized but unissued common stock enables us to discourage or to make it more difficult to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Absence of dividends to shareholders.

      We have never declared a dividend on our common stock. We do not anticipate paying dividends on the common stock in the foreseeable future. We anticipate that earnings, if any, will be reinvested in the expansion of our business.

We have agreed to limitations on the potential liability of our directors.

      Our certificate of incorporation provides that, in general, directors will not be personally liable for monetary damages to the company or our stockholders for a breach of fiduciary duty. Although this limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the certificate of incorporation could prevent us from recovering monetary damages.

We must maintain compliance with certain criteria in order to maintain listing of our shares on the Nasdaq market.

      Our common stock is currently traded on the Nasdaq SmallCap Market. In order to maintain this listing, we are required to meet certain requirements relating to our stock price and our net tangible assets. If we fail to meet these requirements, our stock could be delisted. On April 18, 2000, we received a letter from Nasdaq that we failed to satisfy the minimum net tangible asset listing requirements for the SmallCap Market. As a result of private placements transactions consummated after September 30, 2000, we believe we are currently in compliance with the net tangible asset requirement. However, we cannot assure you that Nasdaq will agree or that we will continue to satisfy the Nasdaq SmallCap Market listing requirements. If our stock is delisted, it will trade on the OTC Bulletin Board or in the "pink sheets" maintained by the National Quotation Bureau Incorporated. As a consequence of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our securities. Among other consequences, delisting from Nasdaq may cause a decline in the stock price and difficulty in obtaining future financing.

The liquidity of our stock could be severely reduced if it becomes classified as "penny stock".

      The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share. If our securities were subject to the existing rules on penny stocks, the market liquidity for our securities could be severely adversely affected. For any transaction involving a penny stock, unless exempt, the rules require substantial additional disclosure obligations and sales practice obligations on broker-dealers where the sale is to persons other than established customers and accredited investors (generally, those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common stock and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell the common stock and accordingly the market for our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. Forward-looking statements are made based upon our belief as of the date that such statements are made. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described above and elsewhere in this prospectus.

      We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially and adversely affect our business, operating results and financial condition.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. However, we will receive the proceeds from the sale of shares of our common stock to Cockfield under the equity line of credit agreement and as a result of the exercise of the warrants issued to Cockfield and Jesup & Lamont. If the entire equity line of credit is used and if all of the warrants are exercised, based on the market price of our common stock on January 30, 2001 ($3.50), we would realize gross proceeds of approximately $10,128,000. Gross proceeds take into account the discount to market price that will be paid by Cockfield. It does not take into account any of the following:

      o $15,000 we paid to Cockfield `s legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses;

      o the brokerage fee payable to Jesup & Lamont, which, based on the prior example, would equal $460,440; and

      o     the expenses of this offering-- estimated at approximately $75,000.

      We expect to use substantially all the net proceeds that we realize for general corporate purposes, including research and development, expansion of sales and marketing activities and working capital. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products, although we have no current plans, agreements or commitments with respect to any acquisitive transaction, and we are not currently engaged in any negotiations with respect to any acquisitive transaction. The amounts we actually expend for these purposes may vary significantly and will depend on a number of factors, including the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Our management will retain broad discretion in the allocation of the net proceeds.

      Pending their actual use, the net proceeds will be invested in short-term, interest-bearing, investment grade securities or guaranteed obligations of the U.S. government.

                         PRICE RANGE OF OUR COMMON STOCK

      Our common stock is quoted on the Nasdaq SmallCap Market System under the symbol "IMCI". The following table sets forth the high and low bid prices, by quarter, of our common stock for 1998, 1999 and 2000 as reported by Nasdaq. Quotations represent interdealer prices without an adjustment for retail markups, markdowns or commissions and may not represent actual transactions. On February 16, 1999, we effected a one-for-five reverse stock split of our common stock. All information presented for periods prior to February 16, 1999 gives effect to the reverse stock split.

                                                       HIGH              LOW
                                                    -----------       ----------

YEAR ENDED DECEMBER 31, 1998:

     First Quarter                                    $7.188            $5.468
     Second Quarter                                    7.188             4.843
     Third Quarter                                     5.000             2.344
     Fourth Quarter                                    2.969             1.094

YEAR ENDED DECEMBER 31, 1999:

     First Quarter                                    $2.125            $0.3750
     Second Quarter                                    2.500             1.3750
     Third Quarter                                     2.000             1.0625
     Fourth Quarter                                    1.750             0.7500

YEAR ENDED DECEMBER 31, 2000:

     First Quarter                                   $18.3750           $1.0625
     Second Quarter                                    4.9375            1.5625
     Third Quarter                                     6.1250            2.0000
     Fourth Quarter                                    3.8130            1.5000

YEAR ENDED DECEMBER 31, 2001

     First Quarter (through January 30, 2001)         $4.2500           $1.6250

      The last sale price for the common stock on the Nasdaq SmallCap Market on January 30, 2001, was $3.50. As of January 30, 2001, there were approximately 1,650 holders of record of common stock.

                                 DIVIDEND POLICY

      We have never paid or declared any cash dividends on our shares of common stock and we have no current plans to pay any dividends on our common stock. We intend to retain earnings, if any, for working capital purposes. Any future decision to pay dividends on our common stock will depend on our results of operations, capital requirements, the financial condition and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2000 on an actual basis. The following table does not give effect to the sale of any shares of our common stock under the equity line of credit agreement or as a result of the exercise of any warrants held by Cockfield or Jesup & Lamont. This table should be read together with financial statements and the accompanying notes incorporated by reference in this prospectus.

                                                               As of September
                                                                   30, 2000
                                                                 (Unaudited)
                                                              ------------------
Stockholders equity:

Common stock, $.001 par value per share; 20,000,000 shares
   authorized, 3,521,613 shares issued; 3,177,519 shares
   outstanding; 93,650 shares subscribed...................     $     3,615

Additional paid-in capital:
   Common stock............................................      21,711,079
   Warrants................................................         785,199
   Accumulated deficit.....................................     (19,473,106)
                                                              ------------------
                                                                  3,026,787
Less:
   Treasury stock, 344,094 shares, at close................         860,235
   Common stock subscription receivable....................         187,500
                                                              ------------------
   Total stockholders' equity..............................     $ 1,979,052
                                                              ==================

                                    DILUTION

      The issuance of additional shares of our common stock and the eligibility of issued shares for resale will dilute our common stock and may lower the trading price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay and the as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

      The net tangible book value of our common stock as of September 30, 2000, was $1,854,916, or approximately $0.58 per share. Assuming that:

      o on September 30, 2000, we issued a total of 3,000,000 shares to Cockfield under the equity line of credit agreement at $3.72 per share, which is 87.5% of the volume weighted average price for our common stock on September 30, 2000; and

      o on September 30, 2000, you purchased shares of our common stock for $3.91 per share, which was the closing price for our common stock on September 30, 2000,

our pro forma net tangible book value as of September 30, 2000 would have been $13,014,976, or $2.11 per share. This represents an immediate increase in the net tangible book value of $1.53 per share to existing stockholders and an immediate dilution in net tangible book value of approximately $1.80 per share to you. The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for your shares, the actual prices at which we issue shares to Cockfield under the equity line of credit agreement and how many of the vested options and warrants outstanding have been exercised at the time of your investment.

                         EQUITY LINE OF CREDIT AGREEMENT

Overview

      On November 20, 2000, we entered into an equity line of credit agreement with Cockfield Holdings Limited, a British Virgin Islands corporation, in order to establish a possible source of funding for the development of our current and planned products. The equity line of credit agreement establishes what is sometimes also referred to as an equity drawdown facility.

      Under to the equity line of credit agreement, Cockfield has agreed to purchase up to 3,000,000 shares of our common stock during the 36 month period following the effective date of the registration statement of which this prospectus is a part. During this 36 month period, we may request a drawdown under the equity line of credit by selling shares of our common stock to Cockfield, and Cockfield will be obligated to purchase those shares. We will calculate the amount of shares we will sell to Cockfield and the price per share based on the volume weighted average price for the 20 trading days immediately preceding the drawdown.

      At the closing following our request for a drawdown, we will receive the amount of the drawdown less a brokerage fee payable to Jesup & Lamont. The brokerage fee is equal to 4.75% of the aggregate purchase price as to the first $4,000,000, 4.50% of the aggregate purchase price in excess of $4,000,000 but not more than $8,000,000, and 4.25% of the aggregate purchase price in excess of $8,000,000. Jesup & Lamont is the placement agent which introduced Cockfield to us and is a registered broker-dealer.

The drawdown procedure and the stock purchases

      We may request a drawdown once every 20 trading days, although we are under no obligation to do so, by delivering a drawdown notice to Cockfield, stating the amount of the drawdown we wish to exercise. We may also designate a minimum purchase price for the shares of our common stock covered by the drawdown request. We will set the threshold price in our sole and absolute discretion.

Amount of the drawdown

      The minimum amount we can draw down at any one time is $200,000. The maximum amount we can draw down at any one time is an amount equal to 15% of the volume weighted average price of our common stock for the 20 trading day period prior to the date of the put request, or $5,000,000, whichever is less.

Calculation of purchase price

      On the day following our delivery of the drawdown notice, a valuation period of 20 trading days will start. The price per share of the common stock to be sold to Cockfield will be determined on each of the 20 trading days following the delivery of the drawdown notice as follows:

      o On each trading day during the valuation period where the daily volume weighted average price ("VWAP") of our common stock on the Nasdaq SmallCap Market exceeds the threshold price, if any, set forth in the drawdown notice, the purchase price will equal to 87.5% of the VWAP on that day.

      o If the VWAP on a given trading day is less than the threshold price, then Cockfield will have the option to purchase the common stock for such day at a price equal to 87.5% of the threshold price.

      o If Cockfield elects not to purchase shares on a day when the VWAP is below the threshold price, then the amount of the drawdown will be reduced by 1/20.

Number of shares issued

      On each of the 20 trading days during the valuation period, the number of shares to be issued to Cockfield will be determined by dividing 1/20th of the drawdown amount by the purchase price on each trading day. If we designate a minimum purchase price in our notice, the amount we can drawdown and the number of shares we sell to Cockfield will be reduced by 1/20 of the amount requested for each day that the VWAP of our common stock is below that minimum price. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, we will have to issue a greater number of shares to Cockfield at the reduced price.

Payment for shares

      The shares will be issued and paid for on the 22nd trading day following the drawdown request. We will receive the purchase price less a brokerage fee payable to Jesup & Lamont equal to 4.75% of the first $4,000,000; 4.5% of the next $4,000,000, and 4.25% of the aggregate purchase price in excess of $8,000,000.

Unit warrants

      On the 22nd trading day following the drawdown request, we will grant Cockfield unit warrants to purchase a number of shares of our common stock equal to 33% of the number of shares purchased by Cockfield on that day. These unit warrants will expire one day after they are granted and will have an exercise price equal to the weighted average of the purchase prices of the common stock purchased at the closing of the drawdown. If Cockfield exercises these unit warrants, the 3,000,000 shares available under the equity line of credit will be reduced by the number of shares issued as a result of the exercise of the unit warrants.

Sample drawdown calculation

      The following is an example of the number of shares we would issue to Cockfield if we had given a drawdown notice on November 20, 2000, indicating a drawdown amount of $250,000 and a minimum threshold price of $2.85 per share:

                                                                                    Optional
                                                                   Purchase         Purchase
                                                Greater of          Price          (assumed for
                                  Threshold       VWAP or          (after           purpose of                       # of Shares
  Trading Date         VWAP         Price     Threshold Price      discount)         example)         Principal        Purchased
-----------------------------------------------------------------------------------------------------------------------------------
 1.   10/24/00        $3.264       $ 2.85         $ 3.264           $ 2.856                             $12,500            4,376
 2.   10/25/00        $3.202       $ 2.85         $ 3.202           $ 2.802                             $12,500            4,461
 3.   10/26/00        $3.133       $ 2.85         $ 3.133           $ 2.741                             $12,500            4,560
 4.   10/27/00        $3.081       $ 2.85         $ 3.081           $ 2.696                             $12,500            4,636
 5.   10/30/00        $3.022       $ 2.85         $ 3.022           $ 2.644                             $12,500            4,727
 6.   10/31/00        $3.019       $ 2.85         $ 3.019           $ 2.642                             $12,500            4,731
 7.   11/1/00         $2.997       $ 2.85         $ 2.997           $ 2.622                             $12,500            4,767
 8.   11/2/00         $3.005       $ 2.85         $ 3.005           $ 2.629                             $12,500            4,754
 9.   11/3/00         $3.013       $ 2.85         $ 3.013           $ 2.636                             $12,500            4,740
10.   11/6/000        $3.028       $ 2.85         $ 3.028           $ 2.650                             $12,500            4,716
11.   11/7/00         $3.031       $ 2.85         $ 3.031           $ 2.652                             $12,500            4,713
12.   11/8/00         $2.988       $ 2.85         $ 2.988           $ 2.615                             $12,500            4,780
13.   11/9/00         $2.956       $ 2.85         $ 2.956           $ 2.587                             $12,500            4,831
14.   11/10/00        $2.931       $ 2.85         $ 2.931           $ 2.565                             $12,500            4,873
15.   11/13/00        $2.909       $ 2.85         $ 2.909           $ 2.545                             $12,500            4,911
16.   11/14/00        $2.906       $ 2.85         $ 2.906           $ 2.543                             $12,500            4,915
17.   11/7/00         $2.897       $ 2.85         $ 2.897           $ 2.535                             $12,500            4,931
18.   11/16/00        $2.891       $ 2.85         $ 2.891           $ 2.532                             $12,500            4,936
19.   11/17/00        $2.856       $ 2.85         $ 2.856           $ 2.500                             $12,500            5,000
20.   11/20/00        $2.831       $ 2.85         $ 2.850           $ 2.494        Not exercised        N/A                N/A

Totals - Settlement on Day 22                      $3.007        $ 2.63                              $237,500        90,358

Less broker's (Jesup & Lamont)
  commission of 4.75%                                                                                 $(11281)

Net proceeds to us                                               $ 2.50                              $226,219       90,358

      On trading day 22, we grant Cockfield a unit warrant to purchase an additional 29,817 of shares (33% of the settlement amount) with an exercise price $3.007 per share. This unit warrant will expire on the 23rd trading day. If Cockfield exercises this unit warrant, the number of shares issued will reduce the 3,000,000 shares available under the equity line of credit.

Fees and expenses

      At the closing of the equity line of credit on November 20, 2000, we paid $15,000 to Cockfield `s legal counsel, Epstein Becker & Green P.C., to cover its legal and administrative expenses.

      As consideration for the opening of the equity line of credit, we granted Cockfield warrants to purchase 200,000 shares of our common stock. As consideration for the services rendered as placement agent in connection with the equity line of credit agreement, we granted Jesup & Lamont warrants to purchase 100,000 shares of our common stock. The warrants granted to Cockfield and Jesup & Lamont are exercisable at any time until November 20, 2003, for $3.135 per share of common stock. However, if Cockfield ever fails to honor a drawdown notice, Cockfield will forfeit and will return to us for cancellation a pro-rata portion of the 200,000 warrants granted to them (not including any warrants already exercised), based on the unused portion of the 3,000,000 share commitment reflected in the equity line of credit agreement. We will maintain the registration statement in effect for a reasonable period after the forfeiture, but not more than 20 trading days, so that Cockfield may dispose of any remaining shares of common stock held by them. Neither Cockfield nor Jesup & Lamont will be obligated to exercise the warrants.

      Lastly, when we receive a drawdown amount from Cockfield, we will pay a brokerage fee to Jesup & Lamont equal to either 4.75%, 4.5% or 4.25 of the aggregate purchase price for each drawdown, as described above.

Necessary conditions before Cockfield is obligated to purchase our shares

      The following conditions must be satisfied before Cockfield is obligated to purchase any shares of our common stock pursuant to a drawdown notice:

      o A registration statement for the shares must be effective and available on each drawdown settlement date so that Cockfield may freely sell the shares of shares of common stock it purchases;

      o All our representations and warranties to Cockfield in the equity line of credit agreement must be true and correct in all material respects;

      o We have made reasonable efforts to obtain all permits and qualifications required by Rhode Island blue sky laws;

      o We have delivered into escrow or to the Depository Trust Company ("DTC") the shares of common stock being purchased;

      o We have delivered to our transfer agent instructions reasonably satisfactory to Cockfield;

      o We have satisfied all laws and regulations pertaining to the sale and issuance of the shares of our common stock to Cockfield;

      o We have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the equity line of credit agreement, registration rights agreement and escrow agreement, to be performed, satisfied or complied with by us;

      o No statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummating the transactions contemplated by the equity line of credit agreement;

      o No litigation or proceeding nor any investigation by any governmental authority is pending that prohibits or adversely affects consummating the transactions contemplated by the equity line of credit agreement;

      o There have not been any material adverse changes in our business, operations, properties, or financial condition, except as disclosed in our filings with the Securities and Exchange Commission;

      o Trading in our common stock has not been suspended by the SEC or our principal trading market and our common stock continues to be listed on our principal trading market;

      o We have delivered an opinion of our counsel described in the equity line of credit agreement regarding the validity of shares and the matters listed above;

      o     Twenty trading days have elapsed since the last drawdown request;
            and

      o Cockfield has received and is reasonably satisfied with any other documents as they may reasonably request.

      In addition, we may not issue any shares of our common stock under the equity line of credit if, as a result, Cockfield would beneficially own more than 9.9% of our then outstanding common stock. Any resales of shares by Cockfield would reduce the number of shares beneficially owned by Cockfield, and would enable us to issue additional shares to Cockfield without violating this condition.

      The listing requirements of the Nasdaq SmallCap Market also prohibit us from issuing 20% or more of our issued and outstanding shares of common stock at a price less than the greater of market value or book value, unless we obtain stockholder approval. Therefore, we intend to obtain stockholder approval to issue the shares contemplated by the equity line of credit agreement.

Restrictions on future financings

      The equity line of credit agreement limits our ability to raise money by selling our securities to third parties at a discount to the market price during its term. There are exceptions to this limitation for securities sold in the following situations:

      o Pursuant to any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

      o Pursuant to any compensatory plan for a full-time employee or key consultant;

      o     In an underwritten registered public offering;

      o In connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

      o In connection with a private placements where the purchasers have registration rights; or

      o     A transaction to which Cockfield gives its written approval.

Termination of the equity line of credit agreement

      Cockfield may terminate the equity line of credit if any of the following events occur:

      o Any stop order or suspension of the effectiveness of this registration statement issues for an aggregate of thirty (30) trading days during the 36 month term of the equity line of credit agreement, with some exceptions;

      o Our common stock is delisted from a principal market, including the OTC Bulletin Board;

      o Our common stock is no longer registered under Section 12(g) or 12(b) of the Exchange Act of 1934; or

      o     We cease to continue our corporate existence.

      We may terminate the equity line of credit if Cockfield ever fails to honor a drawdown notice.

Indemnification of Cockfield

      Cockfield is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the registration statement and this prospectus, except as they relate to information supplied by Cockfield to us to be included in the registration statement of which this prospectus is a part.

                              SELLING STOCKHOLDERS

Overview

      The 3,300,000 shares of our common stock covered by this prospectus constitute 98% of our issued and outstanding shares of common stock as of January 30, 2001. Because we do not know for certain how or when the selling stockholders will choose to sell their shares of common stock, we cannot estimate the amount of securities that will actually be offered for sale by the selling stockholders. In addition, we cannot assure you that they will sell any or all of the securities covered by this prospectus.

Cockfield Holdings Limited

      Cockfield Holdings Limited is a British Virgin Island corporation engaged in the business of investing in publicly traded equity securities for its own account. Cockfield's address is c/o Mishon deReya Solicitors, 21 Southampton Row, London WC1B 5HS England Attention: Kevin Gold. Investment decisions for Cockfield are made by its board of directors. Other than the 200,000 warrants we granted to Cockfield in connection with closing the equity line of credit agreement, Cockfield does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Cockfield and us other than the equity line of credit agreement.

Jesup & Lamont Securities Corporation

      Jesup & Lamont Securities Corporation has acted as placement agent in connection with the equity line of credit agreement. Jesup & Lamont introduced us to Cockfield and assisted us with structuring the equity line of credit with Cockfield. Jesup & Lamont's duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not assure us of the successful placement of any securities.

      Other than the warrants granted to Jesup & Lamont as a placement fee, Jesup & Lamont does not currently own any of our securities. The decision to exercise any warrants granted to Jesup & Lamont, and the decision to sell the common stock issued as a result of the exercise of the warrants, will be made by Jesup & Lamont's officers and board of directors.

      Neither Cockfield nor Jesup & Lamont have held any positions or offices or had material relationships with us or any of our affiliates within the past three years. If, in the future, the selling stockholders' relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

                              PLAN OF DISTRIBUTION

General

      Cockfield and Jesup & Lamont may offer for sale up to 3,300,000 shares of our common stock, which they will originally acquire under the terms of the equity line of credit agreement and the warrants we issued to them. Cockfield and Jesup & Lamont will be offering these shares for their own account. We do not know for certain if, how or when they will choose to sell their shares of common stock. We will not receive any proceeds from the sale of shares of common stock by them.

      To permit Cockfield and Jesup & Lamont to resell the shares of common stock issued to them, we agreed to file a registration statement and all necessary amendments and supplements with the Securities and Exchange Commission for the purpose of registering and maintaining the registration of those shares. We will bear all costs relating to the registration of the shares of our common stock covered by this prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o the date after which none of the shares of common stock held by Cockfield that are covered by the registration statement are or may become issued and outstanding;

      o the date after which all of the shares of common stock held by Cockfield have been transferred to persons who may trade those shares without restriction under the Securities Act of 1933 and we have delivered new certificates or other evidences of ownership of those shares without any restrictive legend;

      o the date after which all of the shares of common stock held by Cockfield that are covered by the registration statement have been sold by Cockfield pursuant to the registration statement;

      o the date that Cockfield or its transferees receive an opinion of our counsel that their shares of common stock may be sold under the provisions of Rule 144 promulgated under the Securities Act without any applicable volume limitations;

      o the date after which all of the shares of common stock held by Cockfield may be sold, in the opinion of our counsel, without any time, volume or manner limitations under Rule 144(k) under the Securities Act of 1933; or

      o if Cockfield ever fails to honor a drawdown under the equity line of credit, we will maintain the registration statement in effect only for so long as Cockfield may request in order to dispose of any remaining shares of common stock held by them, not to exceed 20 trading days.

      The selling stockholders will offer our common stock into the public market using this prospectus or under Rule 144 instead of under this prospectus, if they qualify. Shares of our common stock offered through this prospectus or under Rule 144 may be sold from time to time by Cockfield and Jesup & Lamont, although we cannot assure you that they will in fact sell any or all of the securities covered by this prospectus. Sales may be made on the Nasdaq SmallCap Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by the selling stockholders that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which may be sold by them through this prospectus.

      The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

      The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. Sales by the selling stockholders will be without the payment of any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the shares of common stock by the selling stockholders. Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the shares of common stock as a principal by broker-dealers and any commissions received by broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in these transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares of our common stock, from that purchaser).

      Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may then resell those shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with those resales may pay to or receive from the purchasers of these shares commissions computed as described above. Brokers or dealers who acquire shares of our common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

      Cockfield is deemed a statutory underwriter within the meaning of Section 2(11) of the Securities Act of 1933 with respect to any shares it sells. Cockfield has agreed to be named as a statutory underwriter and will be acting as an underwriter in its resales of the shares of common stock under this prospectus. Because Cockfield is deemed a statutory underwriter, the discounts and concessions it receives upon purchases of our common stock, and any profits it receives on the resale of the shares, will be deemed to be underwriting discounts and commissions under the Securities Act. Each time Cockfield purchases shares of our common stock under the equity line of credit agreement, it will receive a substantial discount to then current market price of our common stock. The price at which we will issue shares of common stock to Cockfield will be 12.5% below the daily volume weighted average prices of the common stock on the Nasdaq SmallCap Market during the 20 trading days following a drawdown notice. Assuming an average volume weighted average price of $3.007(based on 20 trading days volume weighted average prices of the common stock on the Nasdaq SmallCap Market through November 20, 2000), and assuming we use the entire line of credit and issue all 3,000,000 shares registered for issuance under the equity line of credit agreement, Cockfield will receive "underwriting compensation" in the form of its discounted purchase price equal to $1,127,625, or $0.38 per share.

      In connection with the equity line of credit, we granted 200,000 warrants to Cockfield, which are exercisable for $3.135 per share of common stock at any time prior to November 20, 2003. The warrants will also be deemed underwriting commissions under the Securities Act. Lastly, at the closing of the equity line of credit on November 20, 2000, we paid $15,000 to Cockfield's legal counsel, Epstein Becker & Green P.C., to cover Cockfield's legal and administrative expenses in connection with negotiating the equity line of credit.

      Cockfield and Jesup & Lamont must also comply with applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the Nasdaq SmallCap Market. Under these rules, the selling stockholders may not:

      (1) engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution;

      (2) engage in any stabilization activity in connection with our securities;

      (3)   impose penalty bids or effect passive market making bids; and

      (4) bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

      In addition, any selling stockholders who may be "affiliated purchasers" of us as defined in Regulation M, must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as required by Securities Exchange Act Release 34-38067 (December 20, 1996). None of the selling stockholders has been an officer, director or otherwise an affiliate of our company during the last three years. In addition to the rules and regulations applicable to it, Cockfield has also agreed not to engage in any short sales of our common stock as long as the equity line of credit is active. These restrictions, and the other rules and regulations applicable to the selling stockholders, may affect the marketability of the shares of common stock.

Limited grant of registration rights

      We granted registration rights to Cockfield to enable it to sell the common stock it purchases under the equity line of credit agreement. In connection with that registration, we will have no obligation:

      o to assist or cooperate with the selling stockholders in offering or disposing of these shares;

      o to indemnify or hold harmless the holders of any of these shares (other than Cockfield) or any underwriter designated by these holders;

      o to obtain a commitment from an underwriter relative to the sale of any of these shares; or

      o     to include these shares within any underwritten offering we do.

      We will assume no obligation or responsibility whatsoever to determine a method of disposition for the shares or to otherwise include the shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

      We will file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material change to the information in this prospectus (including with respect to the plan of distribution) for as long as Cockfield holds shares of our stock or until those shares can be sold pursuant to an appropriate exemption from registration. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing:

      o     the name of any broker-dealers;

      o     the number of shares of common stock involved;

      o     the price at which the shares of common stock are to be sold;

      o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

      o that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

      o     any other facts material to the transaction.

      Our registration rights agreement with Cockfield permits us to restrict the resale of the shares Cockfield has purchased from us under the equity line of credit agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Cockfield at any time within five trading days of the closing of any drawdown and our stock price declines during the restriction period, then, in order to compensate Cockfield for its inability to sell shares during the restriction period, we will be required to issue to Cockfield a number of additional shares of our common stock equal to the difference between:

      o     the product of

      o the number of shares purchased by Cockfield in the most recent drawdown and still held by Cockfield during the restriction period that are not otherwise freely tradable, and

      o the difference between closing bid price on the day immediately preceding the restriction period and the closing bid price on the day immediately after the restriction period, minus

      o the number of shares purchased by Cockfield in the most recent drawdown and still held by Cockfield during the restriction period that are not otherwise freely tradable.

      If, under the formula described above, we would be obligated to issue a number of shares which exceeds the number permitted under the equity line of credit agreement, then, in lieu of issuing those excess shares, we will pay Cockfield an amount in cash equal to the closing ask price of the shares that would have been issuable in accordance with the formula contained in the previous sentence.

                          DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation, and amendments thereto, and our bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

      We are authorized to issue up to 20,000,000 shares of common stock, par value $0.001, and 1,000,000 shares of preferred stock, par value $0.01. As of January 30, 2001, 3,573,298 shares of common stock were issued and 3,482,168 shares of common stock were outstanding (net of treasury and subscription receivable shares), and no shares of preferred stock were outstanding. According to our transfer agent, as of January 30, 2001, there were approximately 1,650 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners. In addition, 31,250 shares of our common stock have been subscribed for but have not yet been issued.

Common stock

      Each holder of record of common stock is entitled to one vote for each share held on all matters properly submitted to the shareholder for their vote. Our articles of incorporation do not authorize cumulative voting in the election of directors.

      Holders of outstanding shares of common stock are entitled to those dividends declared by the board of directors out of legally available funds and, in the event of liquidation, dissolution or winding up of our affairs, holders are entitled to receive, pro rata, our net assets available to the shareholders. Holders of outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of common stock are, and all unissued shares of common stock, when offered and sold will be duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of common stock may be issued in the future, the relative interests of the then existing stockholders may be diluted.

Preferred stock

      Our certificate of incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of Series Preferred Stock. The Preferred Stock may be issued in one or more designated series, and any or all of the authorized but unissued shares of preferred stock may be issued with such dividend, redemption, conversion, and exchange provisions as may be provided by the board of directors. Any series of preferred stock may possess voting, dividend, liquidation, and redemption rights superior to those of the common stock. The rights of the holders of common stock will be subject to and may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding shares of common stock and make removal of the board of directors more difficult. No shares of preferred stock are currently issued and outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

      As of January 30, 2001 we have issued warrants covering 1,009,975 shares of our common stock. These warrants have exercise prices ranging from $1.63 to $10.30 per share and a weighted average exercise price of $4.38.

Stock Option Plan

      We have reserved 2,172,120 shares of our common stock for issuance upon exercise of option granted under our stock option plan. As of January 30, 2001 options covering 984,429 shares of our common stock have been granted to our employees, consultants and directors. The options have exercise prices ranging from $1.00 per share to $12.00 per share, with an average exercise price of $2.34 per share. The options expire on various dates through December 20, 2010. All of the shares reserved for issuance under the stock option plan have been registered. We grant stock options to any persons who have been employed by us, or a company that we acquire, for more than six months to give them a sense of ownership and to increase their level of commitment to our business.

      The stock option plan provides for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options. The stock option plan is administered by the compensation committee of the board of directors, which determines the terms and conditions of the options granted under the stock option plan, including the exercise price, the number of shares subject to a particular option and the period over which options vest.

      The exercise price of all incentive stock options granted under the stock option plan must be at least equal to the fair market value of our common stock on the date of grant and must be 110% of fair market value when granted to a 10% or more stockholder. Under the stock option plan, the exercise price of all non-qualified stock options granted under the stock option plan may be less than the fair market value of the common stock on the date of grant. The term of all options granted under the stock option plan may not exceed ten years, except the term of incentive stock options granted to a 10% or more stockholder may not exceed five years. The stock option plan may be amended or terminated by the board of directors, but no such action may impair the rights of a participant under a previously granted option.

      The stock option plan provides the board of directors or the compensation committee with the discretion to determine when options granted under the stock option plan shall become exercisable and the vesting period of such options.

      Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.

Section 203 of the Delaware General Corporation Law

      We are subject to Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which prevents an "interested stockholder" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

      (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

      (3) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and


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

            authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

      The DGCL defines an "interested stockholder" as a person owning 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

      The provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control.

Indemnification and Limitation of Liability

      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law as currently or hereafter in effect. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability:

      (1) for breach of their duty of loyalty to the corporation or its stockholders;

      (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

      (4) for any transaction from which the director derives an improper personal benefit.

      Our certificate of incorporation provides for the mandatory indemnification of, and advancement of expenses to, our directors, officers, employees and agents to the maximum extent permitted by Section 145 of the DGCL, as amended from time to time.

Transfer Agent

      The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.


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

                       WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-2 that we have filed with the Securities and Exchange Commission. Parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of various agreements and other documents are by necessity summaries of those agreements and documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information about us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC, Seven World Trade Center, New York, New York 10048 and Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

      We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

      The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents which we have previously filed with the SEC:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

      2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2000;

      3. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and

      4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

      5.    Our Current Report on Form 8-K dated January 10, 2001.

      Copies of these documents are included with this prospectus. If you need another copy of these documents, we will provide it to you free of charge, upon oral or written request. However, we will not include exhibits to those documents unless they are specifically incorporated by reference into this prospectus. Requests should be directed to:

                              Infinite Group, Inc.
                         Attn: Clifford G. Brockmyre II
                       President & Chief Executive Officer
                                 2364 Post Road
                           Warwick, Rhode Island 02886
                                 (401) 738-5777


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

      In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

      You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                MATERIAL CHANGES

      The following are the material changes in our affairs that have occurred since the end of our last fiscal year and which were not described in our most recent quarterly report delivered to our stockholders:

      o In October 2000, Thomas Mueller was appointed our chief operating officer. Prior to this appointment, Mr. Mueller was the president of our Express Pattern subsidiary.

      o On December 29, 2000, we acquired all of the outstanding shares of MetaTek, Inc. ("MetaTek") in exchange for 76,000 unregistered shares of our common stock in a transaction that will be accounted for as a pooling of interest. MetaTek is an Albuquerque, New Mexico based consulting firm specializing in market strategy and applications for granting coupled surface emitting lasers ("GCSEL"), and international applications under Bluetooth wireless conventions. MetaTek's unaudited revenues for the year ended December 31, 2000 were approximately $345,000.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon by Morse, Zelnick, Rose & Lander, LLP. Members of Morse, Zelnick, Rose & Lander, LLP own options to purchase 65,000 shares of our common stock.

                                     EXPERTS

      The financial statements of Infinite Group Inc. as of December 31, 1999, and for each of the years in the three-year period ended December 31, 1999, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of Freed Maxick Sachs & Murphy, P.C., independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.


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